EXHIBIT 99.1

For Immediate Release	Date: October 15, 2023
23-58-TR

Teck Provides Steelmaking Coal Sales and Pricing Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided unaudited third quarter 2023 steelmaking coal sales volumes and realized prices.

Our third quarter steelmaking coal sales were 5.2 million tonnes, below our guidance of 5.6 – 6.0 million tonnes due to slower than anticipated supply chain recovery following the impacts of B.C. wildfires and the labour disruption at B.C. ports, and plant challenges. We implemented a plant improvement initiative in the second and third quarter and are seeing improved plant performance in the fourth quarter. The realized steelmaking coal price in the third quarter averaged US$229 per tonne. We expect to report a positive steelmaking coal provisional pricing adjustment of $23 million in the third quarter.

Our third quarter 2023 financial results are scheduled for release on October 24, 2023.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc, and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Investor Contact

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com